UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 57029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allstate Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marian Goll 847-402-3831
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

OATH OR AFFIRMATION

I, Marian Goll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allstate Distributors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marian Goll 2-27-15

Signature

Treasurer

Title

Miguel Saucedo

Notary Public

MIGUEL SAUCEDO
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
November 04, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allstate Distributors, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Allstate Distributors, L.L.C. (the "Company") as of December 31, 2014, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$	806,824
FEE INCOME RECEIVABLE FROM AFFILIATES		898,694
OTHER ASSETS		73,634
TOTAL ASSETS	$	1,779,152

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Income taxes payable to affiliate	$	29
Accounts payable and accrued expenses		27,512
Total liabilities		27,541
MEMBER'S EQUITY		1,751,611
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,779,152

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Fee income	$ 3,484,414
Underwriting revenues	250,142
Interest income	78
Total revenues	3,734,634
EXPENSES:	
Salaries and employee benefits expense	2,809,210
General and administrative expense	633,735
Regulatory fees and expenses	85,654
Wholesaling and marketing expenses	138,269
Other expense	67,688
Total expenses	3,734,556
INCOME FROM OPERATIONS BEFORE INCOME TAXES	78
INCOME TAX EXPENSE	27
NET INCOME	51
MEMBER'S EQUITY — Beginning of year	1,751,560
MEMBER'S EQUITY — End of year	$ 1,751,611

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 51
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in:	
Fee income receivable from affiliates	14,201
Other assets	(17,160)
Income taxes payable to affilate	(3)
Accounts payable and accrued expenses	(25,847)
Net cash used in operating activities	(28,758)
CASH AND CASH EQUIVALENTS — Beginning of year	835,582
CASH AND CASH EQUIVALENTS — End of year	$ 806,824

See notes to financial statements.

1. GENERAL

Basis of presentation — The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations — The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company serves as principal underwriter for individual and group flexible premium deferred annuity contracts ("contracts") issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts are sold by registered representatives of an affiliated broker-dealer who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with FINRA. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company as well as single and flexible premium fixed annuity contracts and universal life contracts of the issuers. The Company charges fees to the issuers in exact proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

On April 1, 2014, Allstate Life sold one of its Affiliates, Lincoln Benefit Life Company ("LBL"), LBL's life insurance business generated through independent master brokerage agencies, and all of LBL's deferred fixed annuity and long-term care insurance business to Resolution Life Holdings, Inc ("Resolution"). The Company entered into a principal underwriting agreement with Resolution for the contracts sold through independent master brokerage agencies.

Subsequent events – Subsequent events were evaluated through February 27, 2015, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee income - Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting revenues - Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company and underwriting compensation from Resolution. A receivable is established for fees earned but not yet collected.

Expenses - Expenses consist of salaries and employee benefits and general and administrative expenses. Expenses are accrued as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter for contracts issued by Allstate Life and certain of its subsidiaries are fully reimbursed through fee income.

Regulatory fees and other expenses - Regulatory fees and other expenses are accrued and reflect FINRA licensing fees, advertising costs, state filing fees and other costs incurred in the normal course of business.

Wholesaling and marketing expense - Wholesaling and marketing expenses are accrued and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker-dealer for variable annuity contracts underwritten by the Company.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax bases of assets and liabilities as of December 31, 2014.

Cash and cash equivalents - Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Financial Condition at fair value as of December 31, 2014 consists of money market funds included as a component of cash and cash equivalents. There are no liabilities carried at fair value. Money market funds are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2: Assets whose values are based on the following:

a. Quoted prices for similar assets in active markets;

b. Quoted prices for identical or similar assets in markets that are not active; or

c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets.

During the reporting period, all money market funds consist of shares of actively traded mutual funds totaling $779,225 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2014, the Company had net capital, as defined under the Rule, of $779,824 which was $774,824 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 3.53% of its net capital.

5. INCOME TAXES

As a limited liability company, the Company's 2014 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2014 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's 2009 and 2010 federal income tax returns and a final settlement related to the examination was approved by the IRS Appeals Division on September 19, 2014. The Allstate Group's tax years prior to 2009 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group'stax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

The Company had no liability for unrecognized tax benefits as of December 31, 2014 and believes that it is reasonably possible that the liability balance will not significantly increase within the next 12 months. No amounts have been accrued for interest or penalties.

The Company paid income taxes of $30 in 2014. The statutory federal income tax rate of 35% is the same as the effective rate on income from operations in 2014.

6. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2014, the total costs allocated to the Company for these services totaled $3,484,414.

The Company receives fee income from the contract issuers for which the Company serves as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2014, the Company earned fee income of $3,484,414. As of December 31, 2014, amounts due from the contract issuers totaled $882,570.

The Company earned underwriting revenue of $213,915 for underwriting services provided to Allstate Life. As of December 31, 2014, $16,124 is due from Allstate Life for distribution fees earned.

* * * * * *

SUPPLEMENTAL SCHEDULES

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2014

Schedule g

NET CAPITAL				
TOTAL MEMBER'S EQUITY			$	1,751,611
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:				
Nonallowable assets:				
Fee income receivable	$	882,568		
Other assets		73,634		
Total nonallowable assets				956,202
HAIRCUTS ON SECURITIES POSITIONS:				
2% haircut on money market				15,585
NET CAPITAL			$	779,824
AGGREGATE INDEBTEDNESS			$	27,541
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	1,836
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER			$	5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6 2/3% of aggregate indebtedness)			$	5,000
EXCESS NET CAPITAL			$	774,824
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL				3.53%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2014 filed on January 27, 2015.

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014 **Schedule h**

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.